UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 1, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated August 24, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	September 1, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

PRESS RELEASE

FOR IMMEDIATE RELEASE

EASTERN LOCAL DISTRIBUTION COMPANIES AND TRANSCANADA PIPELINES RESOLVE

ENERGY EAST NATURAL GAS SUPPLY CONCERNS

Agreement in principle would protect natural gas consumers’ interests

Montréal, Toronto and Chatham, August 24, 2015 – Local distribution companies Gaz Métro, Union Gas and Enbridge Gas Distribution (Enbridge Gas) announced today that they have reached an Agreement in Principle with TransCanada PipeLines Limited (TransCanada) that would protect natural gas supply for Québec and Ontario natural gas customers.

TransCanada’s Energy East oil pipeline project proposes the conversion of an existing natural gas pipeline to oil service. The Agreement in Principle (the Agreement) resolves concerns raised by the three local distribution companies (LDCs) and in public consultation and review conducted by the Ontario and Québec governments.

The Agreement ensures the firm transportation capacity required for gas supply to Ontario and Québec and, if the Energy East project goes forward, the Agreement provides a benefit of approximately $100 million to natural gas customers through 2050. The Agreement also ensures that natural gas customers will not subsidize the oil project; rather, the construction and development cost risks for Energy East will be borne by the project’s proponents.

“We stayed the course, adhering to a single fundamental principle throughout the process: ensuring that our customers’ interests are well protected,” said Sophie Brochu, President and Chief Executive Officer of Gaz Métro.

“From the beginning, our collective objective was to ensure natural gas consumers were not negatively impacted by an oil project. This Agreement achieves our collective objective on behalf of our customers.” said Steve Baker, President of Union Gas.

“It is my belief that the public consultation process undertaken by the governments of Ontario and Québec helped the agreement,” said Glenn Beaumont, President of Enbridge Gas. “The Agreement enables continued economic development as it provides enough capacity to serve foreseeable needs of natural gas consumers in both provinces.”

Next steps

TransCanada is expected to amend its application for the Eastern Mainline Project, which is before the National Energy Board (NEB) as file OF-Fac-Gas-T211-2014-0102, to reflect the content of the Agreement. Gaz Métro, Enbridge Gas, Union Gas and TransCanada intend to conclude a definitive agreement no later than October 30, 2015.

About Gaz Métro

With more than $6 billion in assets, Gaz Métro is a leading energy provider. It is the largest natural gas distribution company in Quebec, where its network of over 10,000 km of underground pipelines serves more than 300 municipalities and more than 195,000 customers. Gaz Métro is also present in Vermont, producing electricity and distributing electricity and natural gas to meet the needs of more than 305,000 customers. Gaz Métro is actively involved in the development and operation of innovative, promising energy projects, including natural gas as fuel and liquefied natural gas as a replacement for higher emission-producing energies, the production of wind power, and the development of biomethane. Gaz Métro is a major energy sector player that takes the lead in responding to the needs of its customers, regions and municipalities, local organizations and communities while also satisfying the expectations of its Partners (Gaz Métro inc. and Valener) and employees.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 165-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge has ranked as one of the Global 100 Most Sustainable Corporations for the past seven years and was also named as one of Canada’s Top 100 Employers in 2015. Enbridge Gas Distribution and its affiliates distribute natural gas to over two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

About Union Gas Limited

Union Gas Limited is a major Canadian natural gas storage, transmission and distribution company based in Ontario with 100 years of experience and service to customers. The distribution business serves about 1.4 million residential, commercial and industrial customers in more than 400 communities across northern, southwestern and eastern Ontario. Union Gas, named one of Canada’s Top 100 Employers for 2015, is a Spectra Energy (NYSE: SE) company with assets of $7 billion and approximately 2,200 employees. For more information, visit uniongas.com.

For more information:

Gaz Métro Catherine Houde Media Relations Advisor and Public Affairs Ph: 514-598-3449 choude@gazmetro.com www.twitter.com/gazmetro www.gazmetro.com/pressroom	Enbridge Gas Distribution Elizabeth Blair Media Relations Ph: 1-855-884-5112 enbridgegasmedia@enbridge.com

Union Gas Limited

Andrea Stass

Manager, External Communications and Media Relations

Ph: 519-436-5490 or 1-800 571-8446 ext. 5005490

Cell: 519-365-1010

astass@uniongas.com